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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-51430

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2006___ AND ENDING ___12/31/2006___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capitalink, L.C.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

4400 Biscayne Blvd., 14th Floor
                                (No. and Street)

Miami   Florida   33137
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Salpeter   305-446-2026
                                     (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
                   (Name - if individual, state last, first, middle name)

2699 S. Bayshore Drive   Miami   Florida   33133
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Scott Salpeter_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Capitalink, L.C._____, as of _____December 31, 2006_____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions _____

_____

_____

_____
(Signature)

ZULY R. GARCES
MY COMMISSION # DD 592003
EXPIRES: September 5, 2010
Bonded Thru Notary Public Underwriters

_____Managing Director_____
(Title)

_____
(Notary Public)

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CAPITALINK, L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006









KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

**KAUFMAN
ROSSIN
CO.** PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Capitalink, L.C.
Miami, Florida

We have audited the accompanying statement of financial condition of Capitalink, L.C. as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capitalink, L.C. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Miami, Florida
March 19, 2007

MIAMI ■ FT. LAUDERDALE ■ BOCA RATON ■ NAPLES ■ FT. MYERS

CAPITALINK, L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$	12,514
ACCOUNTS RECEIVABLE		76,061
DUE FROM PARENT (NOTE 3)		107,323
OTHER ASSETS		20,411
INTANGIBLE ASSETS, NET (NOTE 2)		2,333,020
	$	2,549,329

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	2,000
MEMBER'S EQUITY		2,547,329
	$	2,549,329

See accompanying notes.

2

CAPITALINK, L.C.
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Capitalink, L.C. (the Company) is a broker-dealer specializing in investment banking services. The Company's membership in the National Association of Securities Dealers, Inc. became effective March 10, 1999. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Receivables

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2006, management has no allowance for doubtful accounts.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the tax return of the Company's sole member. Effective as of October 18, 2006, as more fully described in Note 2, the Company is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. ACQUISITION OF PARENT COMPANY

On October 18, 2006, the Company's parent, Telluride Holdings, Inc. ("Telluride"), was merged with Telluride Acquisition, Inc. ("Acquisition"), a wholly owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("LTS") with Acquisition continuing as the surviving company, in a transaction accounted for as a purchase by LTS. In exchange for all the capital stock of Telluride, LTS paid the shareholders of the Telluride $1,000,000 in cash and issued to them (i) 4,000,000 shares of LTS's common stock and (ii) ten-year warrants to purchase 2,900,000 shares of LTS's common stock at an exercise price of $0.96 per share, with an aggregate consideration valued at $7,392,000. Warrants to purchase 957,000 shares of common stock are immediately exercisable and the remaining warrants will become immediately exercisable upon their release from escrow as described below. In connection with the merger, LTS's subsidiary Ladenburg Thalmann & Co. Inc. entered into three-year employment agreements with each of Telluride's shareholders.

In connection with the transaction, (x) 2,666,666 of the shares, (y) warrants to purchase 1,943,000 shares of common stock and (z) $666,667 in cash have been placed in escrow contingent upon continued employment of the selling shareholders. Accordingly, the fair value of the consideration placed in escrow of $4,936,506 will be accounted for as compensation and will be amortized over the 15 months it is held in escrow. The remaining consideration is $2,455,494, of which $173,330 has been allocated to trade name with a 10 year life and $2,282,164 has been allocated to relationships with a 4 year life. For financial reporting purposes, LTS's new basis of accounting for the purchased intangibles has been reflected in the Company's financial statements.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs significant operating expenses and provides facilities for the Company in consideration of a management fee.

Since the acquisition, the Company has been depositing most of its collections directly into accounts of LTS affiliates. Charged against these deposits are the management fees and other expenses incurred by LTS or its affiliates on the Company's behalf. As of December 31, 2006 the balance of the funds due the Company by its LTS or its affiliates was $107,323.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2006, the Partnership's "Net Capital" was $9,638, which exceeded requirements by $4,638, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.21 to 1.

NOTE 5. DEFINED CONTRIBUTION PLAN

The Company maintains a defined contribution 401(k) plan covering all employees.



KAUFMAN
ROSSIN
CO. PROFESSIONAL
ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

Naples:

5100 tamiami trail north
naples, florida 34103

Ft. Myers:

12730 new brittany blvd.
suite 202
ft. myers, florida 33902

305 858 5600
305 856 3284 fax

954 713 7444
954 759 7877 fax

561 394 5100
561 750 9781 fax

239 332 5711
239 344 2222 fax

239 332 5711
239 344 2222 fax

World Wide Web:

www.kaufmanrossin.com

END